# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vince Holding Corp., CIK 0001579157
CUSIP: 92719W108
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 500 5th Avenue, 20th Floor, New York, New York (NY), 10110
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001637693

## Reporting persons
- SK Financial Services, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 12,535; sole dispositive power 0; shared dispositive power 12,535; aggregate amount beneficially owned 12,535 (0.1% of the class)
  Comment: All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 12,843,067 shares outstanding as of April 21, 2025 as disclosed in Vince Holding Corp.'s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the "Commission") on May 2, 2025.
- Sun Cardinal, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 925,993; sole dispositive power 0; shared dispositive power 925,993; aggregate amount beneficially owned 925,993 (7.2% of the class)
  Comment: All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 12,843,067 shares outstanding as of April 21, 2025 as disclosed in Vince Holding Corp.'s Annual Report on Form 10-K filed with the Commission on May 2, 2025.
- Sun Capital Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 938,528; sole dispositive power 0; shared dispositive power 938,528; aggregate amount beneficially owned 938,528 (7.3% of the class)
  Comment: All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 12,843,067 shares outstanding as of April 21, 2025 as disclosed in Vince Holding Corp.'s Annual Report on Form 10-K filed with the Commission on May 2, 2025.
- Sun Capital Advisors V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 938,528; sole dispositive power 0; shared dispositive power 938,528; aggregate amount beneficially owned 938,528 (7.3% of the class)
  Comment: All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 12,843,067 shares outstanding as of April 21, 2025 as disclosed in Vince Holding Corp.'s Annual Report on Form 10-K filed with the Commission on May 2, 2025.
- Sun Capital Partners V, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 938,528; sole dispositive power 0; shared dispositive power 938,528; aggregate amount beneficially owned 938,528 (7.3% of the class)
  Comment: All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 12,843,067 shares outstanding as of April 21, 2025 as disclosed in Vince Holding Corp.'s Annual Report on Form 10-K filed with the Commission on May 2, 2025.
- SCSF Cardinal, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 309,239; sole dispositive power 0; shared dispositive power 309,239; aggregate amount beneficially owned 309,239 (2.4% of the class)
  Comment: All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 12,843,067 shares outstanding as of April 21, 2025 as disclosed in Vince Holding Corp.'s Annual Report on Form 10-K filed with the Commission on May 2, 2025.
- Sun Capital Securities Offshore Fund, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 321,774; sole dispositive power 0; shared dispositive power 321,774; aggregate amount beneficially owned 321,774 (2.5% of the class)
  Comment: All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 12,843,067 shares outstanding as of April 21, 2025 as disclosed in Vince Holding Corp.'s Annual Report on Form 10-K filed with the Commission on May 2, 2025.
- Sun Capital Securities Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 321,774; sole dispositive power 0; shared dispositive power 321,774; aggregate amount beneficially owned 321,774 (2.5% of the class)
  Comment: All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 12,843,067 shares outstanding as of April 21, 2025 as disclosed in Vince Holding Corp.'s Annual Report on Form 10-K filed with the Commission on May 2, 2025.
- Sun Capital Securities, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 321,774; sole dispositive power 0; shared dispositive power 321,774; aggregate amount beneficially owned 321,774 (2.5% of the class)
  Comment: All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 12,843,067 shares outstanding as of April 21, 2025 as disclosed in Vince Holding Corp.'s Annual Report on Form 10-K filed with the Commission on May 2, 2025.
- Sun Capital Securities Advisors, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 321,774; sole dispositive power 0; shared dispositive power 321,774; aggregate amount beneficially owned 321,774 (2.5% of the class)
  Comment: All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 12,843,067 shares outstanding as of April 21, 2025 as disclosed in Vince Holding Corp.'s Annual Report on Form 10-K filed with the Commission on May 2, 2025.
- Marc J. Leder: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,247,767; sole dispositive power 0; shared dispositive power 1,247,767; aggregate amount beneficially owned 1,247,767 (9.7% of the class)
  Comment: All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 12,843,067 shares outstanding as of April 21, 2025 as disclosed in Vince Holding Corp.'s Annual Report on Form 10-K filed with the Commission on May 2, 2025.
- Rodger R. Krouse: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,247,767; sole dispositive power 0; shared dispositive power 1,247,767; aggregate amount beneficially owned 1,247,767 (9.7% of the class)
  Comment: All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 12,843,067 shares outstanding as of April 21, 2025 as disclosed in Vince Holding Corp.'s Annual Report on Form 10-K filed with the Commission on May 2, 2025.

## Item 1. Issuer
Name of issuer: Vince Holding Corp.
Address of issuer's principal executive offices: The principal executive offices of Vince Holding Corp. (the "Company") are at 500 Fifth Avenue-20th Floor, New York, New York 10110.

## Item 2. Person Filing
Name of person filing:
This Amendment No. 4 to Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: SK Financial Services, LLC ("SK Financial"), Sun Cardinal, LLC ("Sun Cardinal"), SCSF Cardinal, LLC ("SCSF Cardinal"), Sun Capital Partners V, L.P. ("SCP V"), Sun Capital Advisors V, L.P. ("Sun Advisors V"), Sun Capital Partners V, Ltd. ("Sun Partners V Ltd."), Sun Capital Securities Offshore Fund, Ltd. ("Sun Offshore"), Sun Capital Securities Fund, LP ("Sun Securities Fund"), Sun Capital Securities, LLC ("Sun Securities LLC"), Sun Capital Securities Advisors, LP ("Sun Securities Advisors"), Marc J. Leder ("Leder") and Rodger R. Krouse ("Krouse") (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2017, a copy of which is attached as Exhibit A to the Company's Schedule 13G/A filed by the Reporting Persons with the Commission on February 13, 2017, pursuant to which the Reporting Persons agreed to file such Schedule 13G/A and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Sun Capital Partners, Inc., 5200 Town Circle Center, Suite 600, Boca Raton, Florida 33486.
Citizenship: SK Financial, Sun Cardinal, SCSF Cardinal, Sun Securities Fund and Sun Securities LLC were organized under the laws of the State of Delaware. SCP V, Sun Advisors V, Sun Partners V Ltd., Sun Offshore and Sun Securities Advisors were organized under the laws of the Cayman Islands. Leder and Krouse are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
In the aggregate, the Reporting Persons beneficially own 1,247,767 shares of Common Stock, of which 925,993 shares of Common Stock are directly held by Sun Cardinal, 309,239 shares of Common Stock are directly held by SCSF Cardinal and 12,535 shares of Common Stock are directly held by SK Financial.

SCP V owns all of the ownership interests in Sun Cardinal. Through a revocable trust, each of Leder and Krouse own fifty percent (50%) of Sun Partners V Ltd., which in turn is the general partner of Sun Advisors V, which in turn is the general partner of SCP V. As a result of these relationships, each of SCP V, Sun Partners V Ltd., Sun Advisors V, Leder and Krouse has shared voting and dispositive power with respect to the shares of Common Stock directly held by Sun Cardinal.

SCSF Cardinal is jointly owned by Sun Offshore and Sun Securities Fund. Through a revocable trust, each of Leder and Krouse own 50% of the membership interests in Sun Securities, LLC, which in turn is the general partner of Sun Securities Advisors, which is in turn the general partner of Sun Securities Fund. As a result of these relationships, each of Sun Offshore, Sun Securities Fund, Sun Securities LLC, Sun Securities Advisors, Leder and Krouse has shared voting and dispositive power with respect to the shares of Common Stock directly held by SCSF Cardinal.

SK Financial is jointly owned by SCP V, Sun Offshore and Sun Securities Fund. Through a revocable trust, each of Leder and Krouse own fifty percent (50%) of Sun Partners V Ltd., which is the general partner of Sun Advisors V, which is the general partner of SCP V. Each of Leder and Krouse also controls, through his revocable trust, 50% of the membership interest in Sun Securities, LLC, which in turn is the general partner of Sun Securities Advisors, which is in turn the general partner of Sun Securities Fund. SCP V owns all of the ownership interests in Sun Cardinal. SCSF Cardinal is jointly owned by Sun Offshore and Sun Securities Fund. As a result of these relationships, each of SCP V, Sun Partners V Ltd., Sun Advisors V, Sun Offshore, Sun Securities Fund, Sun Securities LLC, Sun Securities Advisors, Leder and Krouse has shared voting and dispositive power with respect to the shares of Common Stock directly held by SK Financial.
Percent of class:
In the aggregate, the Reporting Persons beneficially own 1,247,767 shares of the Common Stock, or approximately 9.7% of the total number of shares outstanding, by virtue of the 925,993 shares of Common Stock directly held by Sun Cardinal, the 309,239 shares of Common Stock directly held by SCSF Cardinal and the 12,535 shares of Common Stock directly held by SK Financial.

All percentages calculated in this Schedule 13G/A are based upon an aggregate of 12,843,067 shares of Common Stock outstanding as of April 21, 2025 as disclosed in the Company's Annual Report on Form 10-K filed with the Commission on May 2, 2025.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition:
See Item 8 on the cover pages hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G/A.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SK Financial Services, LLC: /s/ Marc Keirstead, Marc Keirstead/Vice President and Assistant Treasurer (05/15/2025)
- Sun Cardinal, LLC: /s/ Marc Keirstead, Marc Keirstead/Vice President and Assistant Treasurer (05/15/2025)
- Sun Capital Partners V, L.P.: /s/ Marc Keirstead, Marc Keirstead/Chief Financial Officer, Vice President and Assistant Treasurer of Sun Capital Partners V, Ltd. (05/15/2025)
- Sun Capital Advisors V, L.P.: /s/ Marc Keirstead, Marc Keirstead/Chief Financial Officer, Vice President and Assistant Treasurer of Sun Capital Partners V, Ltd. (05/15/2025)
- Sun Capital Partners V, Ltd.: /s/ Marc Keirstead, Marc Keirstead/Chief Financial Officer, Vice President and Assistant Treasurer (05/15/2025)
- SCSF Cardinal, LLC: /s/ Marc Keirstead, Marc Keirstead/Vice President and Assistant Treasurer (05/15/2025)
- Sun Capital Securities Offshore Fund, Ltd.: /s/ Marc Keirstead, Marc Keirstead/Chief Financial Officer, Vice President and Assistant Treasurer (05/15/2025)
- Sun Capital Securities Fund, LP: /s/ Marc Keirstead, Marc Keirstead/Chief Financial Officer, Vice President and Assistant Treasurer of Sun Capital Securities, LLC (05/15/2025)
- Sun Capital Securities, LLC: /s/ Marc Keirstead, Marc Keirstead/Chief Financial Officer, Vice President and Assistant Treasurer (05/15/2025)
- Sun Capital Securities Advisors, LP: /s/ Marc Keirstead, Marc Keirstead/Chief Financial Officer, Vice President and Assistant Treasurer of Sun Capital Securities, LLC (05/15/2025)
- Marc J. Leder: /s/ Marc J. Leder, Marc J. Leder (05/15/2025)
- Rodger R. Krouse: /s/ Rodger R. Krouse, Rodger R. Krouse (05/15/2025)